

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

<u>Via E-mail</u>
Mr. William F. Fry, Esq.
Secretary & General Counsel
Furmanite Corporation
10370 Richmond Avenue, Suite 600
Houston, Texas 77042

> **Re:** **Furmanite Corporation**
> **Definitive Additional Materials on Schedule 14A**
> **Filed March 30, 2015**
> **File No. 001-05083**

Dear Mr. Fry:

We have reviewed your filing and have the following comment.

<u>General</u>

1.   The materials appear to contain non-GAAP financial measures. Please provide the disclosure required by Regulation G, or provide an analysis as to why that is not required.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz